Direct Phone: 202.298.1735
jeffrey.li@foster.com

September 21, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Celeste M. Murphy

Abby Adams

Robert S. Littlepage

Christie Wong

Re:	Oriental Culture Holding LTD
Registration Statement on Form F-1/A
Amended on September 21, 2020
File No. 333-234654

Ladies and Gentlemen:

On behalf of our client, Oriental Culture Holding LTD, a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated September 17, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on November 12, 2019 and amended on January 10, 2020, February 27, 2020, March 13, 2020, May 1, 2020, May 29, 2020, August 19, 2020, August 31, 2020 and September 14, 2020. Concurrently with the submission of this letter, the Company is filing Amendment No. 9 to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission.

To facilitate your review, we have separately delivered to you a copy of the Amended Registration Statement, marked to show changes to the Company’s registration statement filed with the Commission on September 14, 2020.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Amendment No. 8 to Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page

56

1. We note the revised disclosure in response to our comment. Given the drastic decrease in results in the first six months of 2020 as compared to the same period in the prior year, and your continued disclosure regarding uncertainty going forward, revise your registration statement to disclose on what basis you believe your total revenues in the second half of 2020 will increase as compared to the second half of 2019. Please also include the anticipated effect on net income for the second half of 2020.

Response: In January 2020, COVID-19 first started to have negative impacts on business in China when Chinese government took drastic actions to lock-down cities, close the offices, factories and stores and restrict the travel and transportation to contain the spread of the virus. Starting from the end of the first quarter, more and more businesses, transportation, logistic and marketing activities have gradually reopened and resumed their operation. By the end of the second quarter, most of businesses in China have restored to almost the normal level and we also have seen our revenues and net income recovered starting in July, 2020. We expect our unaudited net revenues and net income for two months of July and August, 2020 will be approximately $3,188,000 and $2,046,000, representing an increase of approximately 29% and 456% from $2,468,000 and $368,000 respectively for the six months ended June 30, 2020. Also, we expect our unaudited net revenues and net income for two months of July and August, 2020 will increase approximately 43% and 42% from $2,232,800 and $1,440,000 of the same period in 2019. We also have seen 49 new listings for artwork products and collectibles on our platform that reached historical high during July and August, with July having the most listing ever in the history of the Company for 31 new listings, as more and more new artwork products/collectibles have completed their appraisal and application process and transported to our warehouse for listings, which processes were delayed during the first half of the year. For the period of July and August of 2019, we had only 5 new listings. In addition, we have seen the increased numbers of new accounts opening, from 13,000 new accounts opening in July and August, 2019 to 27,000 new accounts opening in July and August 2020, as people and the entities resumed their business activities which were delayed or postponed due to the outbreak.

Based upon the performance in 2019, we originally projected our net revenues and net income to increase for the year of 2020, comparing to 2019. Due to the outbreak of COVID-19 and unprecedented shut-downs, travel restrictions and quarantines imposed by the government during the first half of 2020, especially the first quarter, our net revenues and net income have been severely negatively impacted. However, with the pandemic is mostly under control and business operations and activities are restored in China, we have seen the recovery and increase of our transaction volume during the third quarter so far. With such trends of growth in the third quarter of 2020 and new product listing applications in the pipeline which have been scheduled towards the end of this year, we expect our net revenues and net income for the second half of 2020 will grow as we originally projected before the pandemic and post an increase comparing to the second half of 2019.

We have revised our disclosure to include the reasons that we believe our net revenues and net income in the second half of 2020 will increase as compared to the second half of 2019.

2. Given the estimated decreases in net revenue and net income of 71% and 95%, respectively, for the first six months of this year, as compared to the first six months of 2019, please revise your registration statement to disclose your current business and financial condition as well as known trends and uncertainties. By way of example only, we note the following:

Response: We have revised our registration statement to disclose our current business and financial conditions as well as known trends and uncertainties including the following.

● We note the chart highlighting the volume in China’s e-commerce transactions and other statistics for the year ended 2019, as well as your statement that “We have achieved substantial growth since our commencement of operations in March 2018. We recorded net income of approximately $2.6 million in 2018 and approximately $9.1 million in 2019.” Revise the “Our Business” discussion on pages 1-2 of the summary to reflect the issues the industry and your company face with the pandemic and other material causes, trends and uncertainties that have affected your results, including those on page 9.

Response: We have revised the “Our business” discussion on pages 1-2 of the summary to reflect the issues the industry and our company face with the pandemic and other material causes, trends and uncertainties that have affected our results.

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● Revise pages 2-3 and similar disclosure elsewhere to integrate your COVID-19 discussion from page 9 to reflect the changes to your strategy, strengths and risks that have occurred and known trends and uncertainties affecting them.

Response: We have revised pages 2-3 and similar disclosure elsewhere to integrate our COVID-19 discussion from page 9 to reflect the changes to our strategy, strengths and risks that have occurred and known trends and uncertainties affecting them.

● Revise your statements of possible COVID-19 related risks to reflect what you reasonably know to be the effects. For example, you continue to state on page 9 that “Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in Hong Kong and China, we believe that there is a substantial risk that our business, results of operations, and financial condition will be adversely affected by the outbreak of COVID-19.” (Emphasis added). Statements such as these should be revised throughout the registration statement to reflect they are not mere possibilities and it appears your financial condition has been adversely affected.

Response: We have revised our statements of possible COVID-19 related risks to reflect what we reasonably know to be the effects of the pandemic throughout the registration statement.

● Revise your risk factors to state more than boilerplate risks related to your future financial performance, both generally and related to COVID-19. We note in particular the risk factors on pages 12, 19 and 30. On page 12, for example, in the first three risk factors address the risks of predicting your future performance without addressing how your experience with the pandemic has affected these issues or will continue to do so.

Response: We have revised our risk factors to reflect what we reasonably know to be the effects of the pandemic and risks related to our future financial performance.

● Revise the use of proceeds in the summary and elsewhere to reflect any changes in light of the pandemic. We note the disclosure in the penultimate bullet point on page 9, regarding the delay in your international expansion, yet the Use of Proceeds still lists international expansion first.

Response: Although the implementation of our international market development plan in the U.S. has been delayed due to the outbreak of COVID-19 and travel restrictions as our management team is unable to travel to the U.S. visiting office spaces and meeting business partners, we have not changed our international market development plan and will continue to expand our business internationally, especially in the United States, when the travel restriction is lifted and COVID-19 abates. We plan to reserve the proceeds for our international expansion uses. We have revised our disclosure to clarify the status of our plan.

● Revise Management’s Discussion and Analysis to reflect any additional known trends and uncertainties. In particular, it appears you should address any changes in your liquidity and capital resources, where you continue to discuss your plans to invest in international growth, which you have stated are on hold. See Instruction 3 to Item 303(a) of Regulation S-K.

Response: We have revised Management’s Discussion and Analysis to reflect additional known trends and uncertainties. As discussed in the response above, we expect to start the implementation of our international market development plan when the COVID-19 abates.

● On page 65, in the Business section, you continue to state that “[t]he rapid China have stimulated the market demand for investment in collectibles and the art market.” This appears to contradict the statements in the fifth and sixth bullet points of your COVID-19-related disclosure on page 9.

Response: We have revised the disclosure on page 67 to clarify that the rapid accumulation of personal wealth and increased population of affluent individuals in China have stimulated the market demand for investment in collectibles and the art market in the past couple years, although some of such individuals could have been negatively impacted by outbreak of COVID-19 in 2020.

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● We note your disclosure of the industry sales figures, including for the art market. Consider whether these figures should be updated. For example, you cite the “The Art Market 2020” report released by Art Basel and USB in March 2020. We note they have issued a midyear survey addressing COVID-19’s impact on the first six months of 2020. Also, tell us whether you have engaged Arts Economics for updated figures in 2020.

Response: We have updated the industry sales figures that are available as of the date of this letter. We have not engaged Arts Economics for updated figures in 2020 other than those are publicly available.

These are only examples. Please update your registration statement to reflect the adverse effect of COVID-19 on your business and financial results.

Response: We have updated our registration statement in other places to reflect the adverse effect of COVID-19 on our business and financial results.

3. We note the Free Writing Prospectus (“FWP”) filed September 15, 2020, which includes a hyperlink to your most recent amended registration statement. We note many of the same disclosures regarding market size and growth through the end of 2019, discussed above, in the FWP; however, we are unable to locate any disclosure related to the effects of COVID-19 in the FWP. Please advise us of your compliance with Rule 433 where this information was omitted, in light of the points raised above.

Response: we will revise the FWP to include the disclosure related to the effects of COVID-19.

If you have any questions or further comments regarding to the Registration Statement, please contact me by phone at 202-298-1735 or via e-mail at jeffrey.li@foster.com.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Yi Shao, Chief Executive Officer and Director of Oriental Culture Holding LTD

Lijia Ni, Chief Financial Officer of Oriental Culture Holding LTD

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